 [Letterhead of Thompson Hine LLP]
March 24, 2006
By EDGAR
Linda van Doorn Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:   InnSuites Hospitality Trust
Form 10-K/A for the year ended January 31, 2005
File No. 1-07062
Dear Ms. van Doorn:
InnSuites Hospitality Trust (the “Trust”) is filing herewith via EDGAR its amended Annual Report on Form 10-K/A for the fiscal year ended January 31, 2005.  This amended filing addresses certain comments received in your letter dated January 11, 2006 addressed to Anthony B. Waters, Chief Financial Officer of the Trust.
Please call me at (216) 566-5738 or Anthony Waters at (602) 944-1500 x207 if you have any questions.
Very truly yours,

/s/ Daniel T. Young

Daniel T. Young

cc:        James Wirth, InnSuites Hospitality Trust
            Anthony Waters, InnSuites Hospitality Trust
            Mark Weber, Epstein, Weber & Conover, P.L.C.